Exhibit 99.1

OFFER TO EXCHANGE

June 23, 2015

Dear Yandex Team Member:

We are happy to inform you that Yandex is offering you the opportunity to exchange certain outstanding equity incentive awards for a different form of award, which we believe may provide a greater reward for your ongoing commitment to the success of Yandex.  Pursuant to this Offer, certain share appreciation rights (“SARs”) may be exchanged for restricted share units (“RSUs”), which we describe in more detail below.

There are risks associated with this exchange program, and we encourage you to carefully read this Offer in its entirety to fully understand the risks and benefits, and the terms and conditions, of this exchange program.

Summary of Exchange Offer

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Reasons for the Offer. As you know, as a result of economic and market conditions, the value of Yandex’s Class A shares has fluctuated significantly in recent periods. Our peer companies are increasingly granting employees a form of equity incentive award called “restricted share units”, or RSUs, instead of SARs, because they are viewed by employees as potentially more valuable, especially amidst stock market volatility. This voluntary exchange program permits certain employees of Yandex to exchange their outstanding SARs for replacement RSUs.

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Eligibility for the Offer. SARs granted to specified employees under the Yandex Equity Incentive Plan (the “Equity Plan”) between November 28, 2011 and July 25, 2012 (“Existing SARs”) may be exchanged for replacement RSUs.

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Terms of Offer. This exchange program is completely voluntary. You may keep your Existing SARs under their current terms, or you may tender all (but not less than all) of your Existing SARs for cancellation in exchange for replacement RSUs on the terms and conditions of the exchange program.

•	Grant of replacement RSUs. If you accept the Offer, your Existing SARs will terminate on the first business day after the date the Offer expires, and you will be granted replacement RSUs on that date.

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Terms of RSUs. Pursuant to an RSU award, you will have the right to receive a number of Yandex Class A shares, at no cost to you, upon satisfaction of the time-based vesting criteria of your award. For example, if you have an RSU award for 100 shares, with 25% vesting on a specified date, then on that date you will be entitled to receive 25 shares, at no cost. There is no exercise price associated with the RSUs.

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Number of replacement RSUs. The number of replacement RSUs issued in exchange for tendered Existing SARs will be determined based on an exchange ratio of 1:2. In other words, you will receive one RSU for every two SARs.

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Other terms and conditions of replacement RSUs.  The replacement RSUs will be subject to the same vesting schedule as the Existing SARs. You will receive credit for any vesting to date under your Existing SARs. The replacement RSUs will be granted pursuant to the Equity Plan and, accordingly, will be governed by the terms and conditions of the Equity Plan.

What You Need To Do

Participation in this Offer is completely voluntary, and there are no penalties for electing not to participate. The Offer is not conditioned on any minimum number of eligible participants electing to participate. If you choose not to participate, you will not receive any replacement RSUs and your Existing SARs will remain unchanged and in effect according to their terms and conditions.

If you wish to participate, please download Election Form from https://wiki.yandex-team.ru/option/SAR-RSUexchangeJune and return it completed to Ekaterina Dmitrieva at katharina@yandex-team.ru or Daria Isaenko at disaenko13@yandex-team.ru, by email, followed by the original copy or hand delivery to the address or email address set forth in the Election Form, so that they are received prior to the expiration of the exchange program (which we expect will occur at 19.00, Moscow time, on Friday, July 3, 2015). We will not accept any Election Form after this time.

Your individual information, including all of your eligible SARs, was emailed to you on June 23, 2015 in your Individual Award Statement.

IMPORTANT

If you want to participate in this Offer, you must complete, sign and return the Election Form to us. To inform yourself about this Offer, you should:

•	read this entire document, your Individual Award Statement, your Election Form, and the Equity Incentive Plan, as these documents contain important information; and

•	call or send an email to Daria Isaenko at #2017 or disaenko13@yandex-team.ru if you have questions.

No government authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Offer. Any representation to the contrary is a criminal offense.

ALTHOUGH OUR COMPENSATION COMMITTEE AND BOARD OF DIRECTORS HAVE APPROVED THIS OFFER, NEITHER WE NOR OUR COMPENSATION COMMITTEE OR BOARD OF DIRECTORS MAKE ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR EXISTING SARS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION.

This Offer summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate. We have not authorized anyone to provide you with different information. We are not making an offer in any jurisdiction where the Offer is not permitted.

If you have any questions about the impact of the Offer on your financial status, you should consult your personal financial advisor.

TERMS OF THE OFFER

Background

We are making the Offer because we believe that RSUs offer a better and more efficient way to incentivize certain of our employees. We are making the Offer on a voluntary basis to allow our employees to choose whether to keep their Existing SARs under their current terms, or to cancel the Existing SARs in exchange for the grant of replacement RSUs. We are not required to make the Offer.

Risks of the Offer

The Offer involves potential risks and uncertainties. Therefore, it is important that you read all of the details, terms and conditions contained in this Offer so that you can make an informed decision as to whether to accept the Offer.

The Exchange Offer

If you hold Existing SARs, these entitle you to receive a number of Class A shares determined by reference to the appreciation from and after the date of grant in the fair market value of a Class A share over the measurement price per share provided in the individual option statement you received by email, as and when the award vests. This means that, in order for you to realize any gain, the fair market value of a Class A share must exceed the measurement price per share provided in the individual option statement you received by email.

A replacement RSU, by contrast, will give you the right to receive a fixed number of shares as and when the grant vests, at no cost to you.  As a result, it is likely that an RSU will always have some value (assuming you meet the time-based vesting conditions of the award), even though it covers a smaller number of shares.

If you elect to participate in the Offer, you will receive one replacement RSU for every two Existing SARs. For example, if you tender 100 Existing SARs for exchange, you will receive 50 RSUs.

If the fair market value of Yandex’s Class A shares in the future exceeds the price per share provided in the individual option statement you received by email (called the “breakthrough price”), your RSU might be worth less than the value you would have realized if you had kept your Existing SARs. In light of these risks, you may be better off keeping your Existing SARs, rather than accepting this Offer.

You should obtain current market quotations for Yandex’s Class A shares before deciding whether to participate in this Offer.

Yandex’s Share Price

On June 22, 2015, the closing sale price of a Class A share on The NASDAQ Global Select Market was $16.26.

The following table sets forth the high and low closing sale prices on The NASDAQ Global Market for Yandex’s Class A ordinary shares for (1) each quarter in the past two calendar years, and (2) the six most recent months.

	High	Low
	$	$
Quarterly Highs and Lows
Second Quarter 2015 (through June 22, 2015)	20.90	15.77
First Quarter 2015	18.42	14.12
Fourth Quarter 2014	28.62	16.82

	High	Low
Third Quarter 2014	35.01	27.79
Second Quarter 2014	35.64	24.00
First Quarter 2014	44.22	28.75
Fourth Quarter 2013	43.15	35.54
Third Quarter 2013	37.93	27.49
Second Quarter 2013	29.26	20.07
Monthly Highs and Lows
June 2015 (through June 22, 2015)	18.92	16.26
May 2015	19.64	17.93
April 2015	20.90	15.77
March 2015	16.02	14.12
February 2015	17.01	14.91
January 2015	18.42	14.89

In addition, you should consult with your own tax advisor to determine the tax consequences of accepting or rejecting this Offer.

Terms and Conditions of replacement RSUs

The replacement RSUs will be granted under and subject to the terms and conditions of the Equity Plan. The replacement RSUs will be granted as of the date on which the Existing SARs that are tendered in the exchange are cancelled. We expect that the grant date of the replacement RSUs will be on or about July 6, 2015.

If you elect to participate in the Offer, for each Existing SAR you tender for exchange you will receive a number of replacement RSUs determined by dividing the number of Existing SARs you tender for exchange by two (and rounding up). This exchange ratio is intended to result in the issuance of replacement RSUs that, in the aggregate, have a fair value approximately equal to the fair value of the Existing SARs.

The RSUs will vest according to the vesting schedule currently in place with respect to the Existing SARs. The replacement RSUs will vest in instalments over four (4) years, with four-sixteenths (4/16) of such RSUs vesting on the last day of the 12th full calendar month following the date of the original SAR grant, and an additional one-sixteenth (1/16) of such RSUs vesting on the last day of each third full calendar month thereafter, until all such RSUs are fully vested. The RSUs will only vest if you continue to be eligible at the time of each vesting date. You will receive credit for any vesting to date under your Existing SARs.

The Offer

If you want to accept the Offer, the deadline for us to receive your Election Form is 19.00, Moscow time, on Friday, July 3, 2015, unless we, in our sole discretion, extend the Offer. If we do not receive your Election Form before that deadline, you will not be allowed to participate in the Offer.You may not elect to tender only a portion of your Existing SARs. That is, the Offer is being made on an “all or nothing” basis, which means that you must accept or reject the Offer as to all of your Existing SARs. Your Individual Award Statement that you received by email sets forth a list of your Existing SARs.

This Offer does not apply to SARs that you have already exercised. The Offer applies only to the portions of your Existing SARs that are unexercised and outstanding as of June 23, 2015.

Prior to the expiration time of the Offer, we may, in our sole discretion, extend, modify or revoke the Offer. We will notify you if the Offer is revoked. You will also be notified (and given an opportunity to change any Election Form that you may have previously submitted) if we modify the Offer in any material manner.

Participation in the Offer is entirely voluntary. If you do not accept the Offer, your Existing SARs will remain outstanding in accordance with their terms.

Yandex will pay the expenses of administering the Offer.

The Offer does not have any effect on your employment status or give you any rights to continued employment with Yandex or any of its affiliates.

Accepting the Offer

To accept the Offer, you should first review this Offer and the documents referred to in this Offer. You should then complete, sign and date the Election Form. If you want to accept the Offer, you must indicate on the Election Form that you accept the Offer and agree to the terms and conditions of the Offer. You should then email a copy of the completed, signed and dated Election Form (in English) to the Company, followed by the original copy for receipt prior to 19.00 Moscow time, on Friday July 3, 2015 or any later expiration time to which the Offer has been extended, at the following address:

Yandex LLC

16, Leo Tolstoy Street

Moscow 119021, Russia

Attention: Ekaterina Dmitrieva

Email: katharina@yandex-team.ru

OR

Attention: Daria Isaenko

Email: disaenko13@yandex-team.ru

We cannot accept Election Forms by any other means of delivery other than those means identified above. The method by which you deliver the signed Election Form to Yandex is at your option and risk and delivery will be effective only when the Election Form is actually received by us. You should allow sufficient time to ensure timely delivery. If we do not receive a valid Election Form from you prior to the deadline described above, you will be deemed to have rejected the Offer.

We are not obligated to notify you of any defects or mistakes in any Election Form. We will determine, in our discretion, all questions as to the Election Form and the validity, including time of receipt, of elections.

Your election to accept or reject the Offer will become irrevocable upon the receipt and acceptance of the Election Form by Yandex.

Your election to participate in the Offer constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of the Existing SARs that you tender will constitute a binding agreement between you and us on the terms and subject to the conditions of this Offer.

Additional Information

If you have any questions with respect to the Offer, the replacement RSUs, or any other matters discussed in this Offer, please contact Daria Isaenko at #2017 or disaenko13@yandex-team.ru.

Sincerely yours,

Equity Incentive Programs
on behalf of Yandex N.V.